Filed by SatixFy Communications Ltd. / Endurance Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Endurance Acquisition Corp.

Commission File No. 001-40810

Date: October 13, 2022

Investor Presentation October 2022 September 2022

Disclaimer Cautionary Notes This presentation is for informational purposes only. This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This presentation has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between SatixFy Communications Ltd. ( “ SatixFy ” ) and Endurance Acquisition Corp. ( “ Endurance ” ) and the related transactions ( the “ Business Combination ” ) and for no other purpose. By your acceptance of this presentation, you acknowledge that applicable securities laws restrict a person from purchasing or selling securities of a person with trad eab le securities from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities. Neither the Securities and Exchange Commission ( “ SEC ” ) nor any securities commission of any other U. S. or non - U. S. jurisdiction has approved or disapproved of the Business Combination presented herein, or determined that this presentation is truthful or complete. No representations or warranties, express or implied, are given in, or in respect of, this presentation, and no person may rely on any of the information or projections contained herein. To the fullest extent permitted by law in no circumstances will SatixFy, Endurance, any placement agent or any of their respective subsidiaries, stockholders, affiliates, representatives, directors, officers, employees, advisers or agents be responsible or liable, including for a direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it, or any opinions communicated in relation thereto or otherwise arising in connection therewith . 2

Disclaimer ( Continued ) Looking Statements - Forward Please note that this presentation regarding SatixFy, including any accompanying oral presentation, is designed to focus on the company ’ s progress and achievements, not all material developments; may discuss uses of the company ’ s products or technology that are not yet proven or approved; omits mention of significant risks; contains estimates and forecasts that are inherently uncertain; and contains summary information that is necessarily incomplete. Accordingly, it should not be given undue reliance. All statements other than statements of historical facts contained in this presentation, including statements regarding SatixFy ’ s , Endurance ’ s or the combined company ’ s future financial position, business strategy and plans and objectives of management for future operations, are forward - looking statements. In some cases, you can identify forward - looking statements by terminology such as “ may, ” “ should, ” “ expect, ” “ intend, ” “ will, ” “ estimate, ” “ anticipate, ” “ believe, ” “ predict, ” “ potential ” or “ continue, ” or the negatives of these terms or variations of them or similar terminology. Forward - looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or impl ied by such forward - looking statements. Any forward - looking statement is based on information available to SatixFy or Endurance as of the date of the statement. Forward - looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to: SatixFy ’ s performance following the Business Combination; unpredictability in the satellite communications industry; the effects of health epidemics, such as the recent global COVID - 19 pandemic; the regulatory environment and changes in laws, regulations or policies in the jurisdictions in which SatixFy operates; competition in the satellite communications industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if SatixFy fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers ’ demand; disruptions in relationships with any one of SatixFy ’ s key customers; disruptions in relationships with any one of SatixFy ’ s third - party manufacturers or suppliers; any difficulty selling SatixFy ’ s products if customers do not design its products into their product offerings; SatixFy ’ s dependence on winning selection processes and gaining market acceptance of its technologies and products; even if SatixFy succeeds in winning selection processes for its technologies and products, SatixFy may not generate timely or sufficient net sales or margins from those wins; SatixFy ’ s ability to execute its strategies, manage growth and maintain its corporate culture as it grows; sustained yield problems or other delays in the manufacturing process of products; changes in the need for capital and the availability of financing and capital to fund these needs; the transaction may not be completed on the terms or timeline currently contemplated, or at all, including because SatixFy and/ or Endurance may be unable to satisfy the conditions or obtain the approvals required to complete the transaction, or such approvals may contain material restrictions or conditions; SatixFy ’ s ability to complete the transaction; SatixFy ’ s ability to realize some or all of the anticipated benefits of the transaction; SatixFy ’ s estimates of its total addressable market and the demand for and pricing of its products and services; SatixFy ’ s ability to establish or maintain effective internal control over financial reporting; SatixFy ’ s ability to maintain existing relationships with Endurance; SatixFy ’ s ability to retain key personnel and to replace such personnel on a timely basis or on acceptable terms; exchange rate fluctuations; changes in interest rates or rates of inflation; legal, regulatory and other proceedings; changes in applicable laws or regulations, or the application thereof on SatixFy; if Endurance ’ s shareholders fail to properly demand redemption rights, they will not be entitled to convert their Endurance ordinary shares into a pro rata portion of the Endurance ’ s trust account; Endurance ’ s board of directors did not obtain a third - party fairness opinion in determining whether or not to proceed with the Business Combination; he financial and other interests of Endurance ’ s board of directors may have influenced Endurance ’ s board of directors ’ decision to approve the Business Combination; the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the SatixFy securities to be received by SatixFy ’ s shareholders as a result of the Business Combination will have different rights from Endurance securities and Endurance ’ s shareholders will have a reduced ownership and voting interest of the combined company after consummation of the Business Combination; SatixFy ’ s ability to initially list, and once listed, maintain the listing of its securities on the NYSE following the Business Combination; the results of future financing efforts; the effects of catastrophic events, including war, terrorism and other international conflicts; and the other matters described in SatixFy ’ s registration statement on Form F - 4 , dated as of September 21 , 2022 ( the “ Registration Statement ” ), including under the sections titled “ Risk Factors ” and “ Cautionary Statement Regarding Forward - Looking Statements Market, Ranking and other Industry Data; ” 3

Disclaimer ( Continued ) and other risks and uncertainties set forth in the section entitled “ Risk Factors ” and “ Cautionary Note Regarding Forward - Looking Statements ” in Endurance ’ s final prospectus relating to its initial public offering dated August 26 , 2021 ; and in subsequent filings by Endurance and SatixFy with the SEC. In addition, the Business Combination is subject to the satisfaction of the conditions to the completion of the Business Combination set forth in the Business Combination Agreement and the absence of e ven ts that could give rise to the termination of the Business Combination Agreement, the possibility that the Business Combination does not close, and risks that the proposed Business Combination disrupts current plans and operations and business relationships, or poses difficulties in attracting or retaining employees for SatixFy. SatixFy and Endurance caution you against placing undue reliance on forward - looking statements, which reflect current beliefs and are based on information currently available as of the date a forward - looking statement is made. Forward - looking statements set forth herein speak only as of the date of this presentation. Neither SatixFy nor Endurance undertakes any obligation to revise forward - looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward - looking statement is updated, no inference should be made that SatixFy or Endurance will make additional updates with respect to that statement, related matters, or any other forward - looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward - looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Business Combination, in Endurance public filings with the Securities and Exchange Commission ( the “ SEC ” ) or, upon and following the consummation of the Business Combination, in SatixFy ’ s public filings with the SEC, which are or will be ( as appropriate) accessible at www. sec. gov, and which you are advised to consult. Market, ranking and industry data used throughout this presentation, including any statements regarding market size and technology adoption rates, is based on the good faith estimates of SatixFy ’ s management, which in turn are based upon SatixFy ’ s management ’ s review of internal surveys, independent industry surveys and publications, and other third party research and publicly available information. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While SatixFy is not aware of any misstatements regarding the industry data presented herein, its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed above and in the Registration Statement under the heading “ SatixFy ’ s Management ’ s Discussion and Analysis of Financial Condition and Results of Operations. ” Financial Information Certain monetary amounts, percentages and other figures included in this presentation have been subject to rounding adjustments. Certain other amounts that appear in this presentation may not sum due to rounding. Financial Measures - Non This presentation includes certain financial measures not presented in accordance with generally accepted accounting principl es ( “ GAAP ” ). These non - GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing SatixFy ’ s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that SatixFy ’ s presentation of these measures may not be comparable to similarly - titled measures used by other companies. SatixFy believes these non - GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to SatixFy ’ s financial condition and results of operations. 4

Disclaimer ( Continued ) This presentation also includes certain projections of non - GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, SatixFy is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included, and no reconciliation of the forward - looking non - GAAP financial measures is included. Use of Projections This presentation contains financial forecasts with respect to SatixFy ’ s projected financial results for the fiscal years 2022 through 2026 . These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wid e variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in th e prospective financial information, including those described in the Registration Statement in the section titled “ Proposal One - The Business Combination Proposal  - Unaudited Prospective Financial Information of SatixFy ” and above under “ Forward - Looking Statements. ” Accordingly, there can be no assurance that the prospective results are indicative of the future performance of SatixFy or that actual res ult s will not differ materially from those presented in the prospective financial information ( for more information, see the section titled " “ Proposal One - The Business Combination Proposal  - Unaudited Prospective Financial Information of SatixFy ” in the Registration Statement). Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any per son that the results contained in the prospective financial information will be achieved. Trademarks Industry and Market Data; This presentation also contains statistical data, estimates and forecasts that are based on independent industry publications or other publicly available information, as well as other information based on other third - party or internal sources. This information involves many assumptions and limitations, and you are cautioned not to give undue weight to such information. None of SatixFy , Endurance or any placement agent has independently verified the accuracy or completeness of the information contained in the ind ustry publications and other publicly available information. Accordingly, none of SatixFy , Endurance or any placement agent makes any representation as to the accuracy or completeness of that information nor does SatixFy , Endurance or any placement agent undertake to update such information after the date of this presentation. In addition, this presentation does not purport to be all - inclusive or to contain all of the information that may be required to make a full analysis of SatixFy or the Proposed Business Combination. You should make your own evaluation of SatixFy and of the relevance and adequacy of the information and should make such other investigations as you deem necessary. This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM, ( c) or ( r) symbols, but SatixFy and Endurance will assert, to the fullest extent under applicable law, the right of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. 5

Disclaimer ( Continued ) Additional Information and Where to Find It The proposed business combination will be submitted to the shareholders of Endurance for their consideration. SatixFy has filed the Registration Statement with the SEC, which has been declared effective on September 30 , 2022 , and includes a definitive proxy statement to be distributed to Endurance ’ s shareholders as of the record date established for voting on the proposed business combination in connection with Endurance ’ s solicitation for proxies for the vote by Endurance ’ s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to SatixFy ’ s and Endurance ’ s shareholders in connection with the completion of the proposed business combination. Endurance ’ s shareholders and other interested persons are advised to read the preliminary proxy statement/ prospectus and any amendments thereto and the definitive proxy statement/ prospectus in connection with Endurance ’ s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents contain important information about Endurance, SatixFy and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Endurance, without charge, at the SEC' s website located at www. sec. gov or by directing a request to Endurance Acquisition Corp., 630 Fifth Avenue, 20 th Floor, New York, NY 10111 . INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORI TY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. 6

Endurance Acquisition Corp ("EDNC") Overview

Business at a Glance

- Endurance Acquisition Corp. (NASDAQ: EDNC) is a Nasdaq-listed blank check company sponsored by Antarctica Data Partners
- Reputation as sector experts and viewed as strategic investors by target companies
- Long-standing relationships with many of the strongest and most dynamic companies and management teams across company's target sectors
- Targets businesses operating in data infrastructure and analytics, with a primary focus on space and wireless industries and related technology and services
- In September 2021, the company completed its IPO with $201mm cash held in trust at closing

Well-Defined Acquisition Criteria

- ✓ **Strong management team with demonstrated track record of success**
- ✓ **Benefit from access to public markets**
- ✓ **Forefront of "New Space & Data Satellite" market**
- ✓ **Scalable business model with high margins**

Highly Experienced Management



Chandra Patel
Chairman of the Board

Antarctica Capital · SIGA · WEDDELL RE · EarthDaily analytics

Managing Partner and Founder of Antarctica Capital with 28 years of experience in investment, financing, and M&A. Responsible for Antarctica Capital's strategic direction and core relationships and leads the firm's key expansion initiatives



Richard Davis
CEO

VantagePoint Venture Partners · Antarctica Capital · EarthDaily analytics · SolAero Technologies · argosat · SAS · Lehman Brothers

Managing Director of Antarctica Data Partners with over 25 years experience in corporate finance, private equity and space industry. Spent a decade investing in TMT companies with Lehman Brothers and VantagePoint Venture Partners



Graeme Shaw
CTO

Antarctica Capital · MIT · Orbital · argosat · EarthDaily analytics

Managing Director of Antarctica Data Partners with over two decades of experience in the aerospace and telecommunications industries. Has designed, sold or purchased dozens of satellite projects worth billions of dollars



Romeo Reyes
CFO

Jefferies · Goldman Sachs · Merrill Lynch · UBS

Veteran investment banker and leveraged finance research analyst with ~30 years of experience in the TMT sector. Instrumental in the origination and distribution of high yield and leveraged loan deals in the TMT space

Source: Company Information.

7

Integrated fabless semiconductor and communications product supplier enabling satellite based broadband delivery to markets around the world As of the end of 2021 , the Company has spent over $ 180 mm on R& D to create what we believe are the most advanced satellite and ground terminal chips in the world Market trends support strong future demand for SatixFy ’ s products Founded and built from the ground up by serial entrepreneurs whose prior companies included Gilat Satellite Networks and Raysat Antenna Systems Investment Highlights 1 2 3 4 8

Key Differentiators  To our knowledge, SatixFy is the only vertically integrated semiconductor chip company providing products across the entire satellite communications value chain  SatixFy designs its chips, builds its products, codes its software and designs end - to - end systems that use its technologies  We believe SatixFy systems have much higher capacity, lower weight and lower costs than competing solutions  SatixFy continues to develop its technologies aggressively to improve its leadership position  Companies like SatixFy that design their own silicon and use the chips to create end products are some of the most valuable companies in the world ( e.g. Huawei, Samsung and Tesla) 9

The Core of Satellite Communications

Experienced Management with a History of Value Creation • CEO of SatixFy since June 2022 • Two decades of experience turning new technologies into saleable products and scaling up revenues. • From 2017 - 2022 , served as President and Chief Executive Officer of GreenRoad Technologies Ltd., a global leader in fleet safety telematics • From 2007 - 2015 , Served as President and CEO of RADCOM ( Nasdaq:RDCM ) • Serves on the Board of Directors of CERAGON Networks (Nasdaq: CRGN), a pioneer in wireless broadband. • Received his B.Sc. from the Technion; 10 years in leadership roles in the IDF ’ s elite technology units • Co - Founder , Chairman and CFO of SatixFy • CEO of RaySat from 2009 – 2012 • CFO and Vice President of Finance and Administration at Gilat from 1991 – 2003 and EVP of Business Development until 2008 • CFO of a partnership between Bertelsmann A.G Clal & Yediot 1985 – 1988 and then Bertelsmann US from 1988 – 1990 • CPA and MBA from the Hebrew University of Jerusalem David Ripstein Chief Executive Officer Yoav Leibovitch Chairman and Chief Financial Officer 11

SatixFy

The NEED Driving Our Industry

Ubiquitous connectivity requires satellites. Only satellites can offer seamless connectivity every where, all the time, while on the move; on land, at sea and in the air.

Over a third of the global population has no Internet connectivity.[1] Rural communities struggle with connectivity in developed countries as much as in the developing world.[2]

~5bn people access the Internet, globally [1]

Appetite for data is voracious and growing. In the USA, the average Internet data consumption per household was 536Gb in Q4 2021, up 11% from 2020.[3]

Desire for connectivity doesn't stop at the door. Mobile data usage in the USA, Europe and India is expected to be >50Gb/month with a global average of 34 Gb/month by 2027.[4]

Source
[1] ITU Report and press release, 30 Nov 2021, <ITU Press Release>
[2] UK ONS 2020 Study <ONS Report>
[3] OpenVault Broadband Study, 2021 <Study Publication>
[4] Statista Research Department, May 2022 <Statista Report>.

12

The NEED Driving our Industry (cont ’ d) Demand for always - available connectivity: anywhere, anytime, any altitude and any latitude On airplanes In rural areas At sea (maritime) 13

Source [ 1 ] Cumulative TAM from the aircraft, satellite payload, and user terminal markets Revolutionary portfolio of technology - leading silicon chips Cutting - edge products and systems serving the entire value chain, from ground, sea, air and space Large and growing addressable markets - TAM : $ 20 +Bn by the end of the current decade [ 1 ] Essential technology for enabling the new space “ gold - rush ” – connectivity always, everywhere, for everyone Ambitious and achievable growth plan: Estimated $ 300 M revenues by 2026 14 SatixFy is enabling a new generation of robust satellite communication systems

Unlocking the Full Potential of Satellite Communication SatixFy ’ s advanced ASICs will be at the heart of a revolution in the satellite communication sector We bring advantages in size, weight, power, cost and capability. We believe o ur chips have the best SWAP - C 2 on the market We believe we are the only vertically integrated semiconductor chip company providing products across the entire satellite communication value chain SatixFy designs its chips, builds its products, codes its software and designs end - to - end systems that use its technologies 15

 3 Demonstrated Thought Leadership We have been consistently ahead of the curve! We continue to focus on: LEO mega - constellation and understanding the opportunity understanding the value proposition of multi - beam user terminals for LEO and multi - orbit operations t he need for scalability and performance  investing in digital true - time - delay beamforming ASICS identifying the need for in - orbit robust communication to meet consumer data appetites 16

Comprehensive Patent Portfolio Protecting Critical Technology

75 issued patents and patent applications, mainly in the US, UK, Israel. 30 patents granted to date (1)

Satellite Communication Systems

- 10 patents
- Cover various SatCom aspects
  - Operation of half duplex terminals
  - IoT satellite-based system
  - Allocation of power in a LEO satellite system
  - Operation in very low SNR conditions

Electronically Steerable Multi-beam Antenna ("ESMA")

- 10 patents
- Cover architecture, implementation and installation issues of a fully digital, scalable, wide bandwidth, dual polarization, multi-beam antenna

Aero Mechanics and Cooling Patents

- ABR: Air Breathing Radome

Satellite Payload

- 2 patents
- Reduce the complexity and increase longevity of regenerative payloads

Beam Hopping

- 5 patents covering beam hopping operation
  - Burst reception
  - Signal acquisition
  - Waveforms (adapted by the standards committee)
  - Beam hopping in the return channel

Other Patents

- 3 patents in the fields of mechanical design, digital design and software verification

[1] As of March 8, 2022, includes provisional and Patent Cooperation Treaty applications

17

Large and Growing Market Opportunity 18

Massive investment in Low Earth Orbit (LEO) Systems

	Owner	Proposed number of satellites	Services	Estimated investment ($Billions)
Starlink SpaceX	Elon Musk	42,000[2] (over 1,000 already launched)	Consumer broadband services	20-30[3]
amazon project kuiper	Amazon.com, Inc.	3,236 [4]	Broadband services (mainly for internal use)	10 [8]
OneWeb	Bharti Global, UK Government, Eutelsat	6,372[1] (over 100 already launched)	Fixed and mobile markets inc. maritime, Aero, enterprises	6 [9]
TELESAT	Existing GEO operator	1,671[5]	Terrestrial like broadband services for enterprises anywhere on earth	5 [10]
Chinese operators	Chinese government	13,000[6]	Broadband communication and Internet services	15 [11]
Direct-to-Cell	AST, Lynx, others	Thousands [7]	Direct satellite connectivity for cellphone in addition to towers	5 [12]
Defense	US, UK, others	Hundreds [13]	Defense networks	10 [13]

[1] OneWeb WorldVu FCC Filing, January 2021
[2] Space News Article, SpaceX submits paperwork for 30k more Starlink satellites, October 15 2019
[3] Reuters report following E.Musk Interview, June 2021
[4] Kuiper FCC Filing, July 2020
[5] Telesat FCC Filing, May 2022
[6] Business Research Insights, LEO Satellite Market Size, July 2021
[7] Lynk press release, May 2021
[8] Amazon Website, July 2020
[9] OneWeb Space News Article, Dec 2020
[10] Telesat Investor Call, reported in Advanced Television Aug 2022
[11] Estimate, 13k satellites x 1.2m / satellite ~15.6B
[12] Conservative estimate, AST cost target $11.5m / satellite, 500 x $11.5m ~$5.5B
[13] Conservative estimate, US SDA constellation ~$11B alone, Space News 2019

19

Key End Markets

LEO Constellation Payloads

There are 10s of 1000s of new constellation satellites, all featuring on-board processors and electronically steerable antennas

User Terminals

Millions of low-cost user terminals with electronically steerable antennas and wideband modems

$20bn+ TAM by the end of the current decade

Aero

OEMs are updating their airplanes to support multibeam and LEO systems' higher data rates

Chips

Terminals, gateways and satellite payloads all require chips that can provide wide bandwidth, beam-hopping and beamforming functions

20

In-House Silicon Design Capability & Expertise

- Major advantage in using SatixFy's ASICs
- Unique, flexible building blocks for ground and space applications
- Differentiated, protected and significant time to market advantage

Ground (terminals, hubs and gateways)



Sx3000

500MHz DVB-S2X
SDR Modem chip



Prime 1.0

True Time Delay
digital beamformer



Beat

Ku-band RFIC
Ka-band RFIC



Sx3099

1GHz DVB-S2X
8 SDR Modem chip

Space (satellite payloads)



Sx4000

Space grade
modem chip



Prime 2.0

Space grade
digital beamformer

21

SatixFy



1,000s of new LEO satellites to be launched

+

Growth in demand for satellite communication payloads and equipment (100s per year).

=

Significant need to upgrade ground terminals to support the new technology required for LEO constellations

LEO Opportunity for SatixFy

Terminals and Payloads

The space industry is facing major changes due to the development of technologies enabling smaller systems, scale improvement in performance and major cost reductions in satellite launching and operations

SatixFy products are based on unique technology and self-made chips that comply with the unique LEO constellations requirement

Unique end-to-end system capability and in-house software solutions

Terminals[(1)]



600,000 units by 2023 → Unit price $2,200 → $1.3B total addressable market by 2023 → 12 M units by 2028 at expected price of $500 → $5-6 B total addressable market by 2028

Payloads[(2)]



500+ payloads will be launched yearly → 6,000-8,000 payloads by 2028 → Expected payload price ~$500K → $3-4 B total addressable market by 2028

1. Estimated numbers are based on NSR 8th Annual Paris Briefing, September 2019: "Consumer broadband adding more than 12M subscribers by 2028".

2. Two LEO constellations are already launching 100s payloads yearly, additional LEO constellations will launch within two years; based on management's estimates.

22

Commercial Airline Opportunity

- Passengers expect same internet performance as on the ground
- Current systems use old GEO satellite or air-to-ground technologies
- New LEO communication systems are required - systems that support multibeam, and higher data rates for 100s of passengers simultaneously at a low cost
- Airlines need this to increase revenue-per-passenger in the low-cost airline segment!



Commercial fleets [(1)]	**Business jet fleets**
# of aircrafts:	*# of aircrafts:*
2019: 9,000	2019: 22,500
↓	↓
2029: 17,500	2029: 30,000



Projected IFC system price per aircraft

$200k - $250k

Total projected market in 2029

$10b - $12b

Source
[1] Euroconsult: Prospects for In-Flight Entertainment and Connectivity, 2020.

23

Direct-to-Cell Opportunity

- 5G waveform definition includes Non-Terrestrial Networks (NTN), such as Satellite and High Altitude Pseudo Satellite (HAPS) (e.g. Drones)
- Proposed constellations like AST SpaceMobile and Lynk are being developed to connect directly to 2G/3G/4G phones via satellite, with the potential to **significantly increase the size and reach of the satellite industry**
- **We believe that our proprietary chip technology is well-suited to adapt to the expected requirements of 5G telecommunications satellites.**

"Direct Satellite-to-Device connectivity offers the capability to reach billions of devices, changing the scale of the satellite industry"
NSR, Nov 4th 2021

*According to NSR, 5G represents the largest opportunity in Satcom's history with **$35B** in service revenues expected by 2030* (1)

NSR's Direct-to-Device Projections

2030 = 386M Subscribers

2023
25mm
subscribers

1. *NSR 5G via Satellite, 2nd Edition, October 2021.*

24

Onyx Antenna Demonstration 25

Deep Customer Relationships with Sector Leaders Defense Customers 26

Go To Market / Growth Strategy Our Ground Terminals Our ASIC Chips & Satellite Payload Our Airborne Antennas Continuous growth in addressable market s and revenues SPACE 2023 e 2024 e 2025 e + IFC + GROUND SEGMENT 27 SPACE SPACE IFC

September 2022 Financials 28

Transaction Overview

Transaction Structure

- Endurance Acquisition Corp. to merge with a wholly owned subsidiary of SatixFy at a pro-forma Enterprise Value of $430mm
- $29.1mm PIPE Units consisting of 1 ordinary Share and ½ a Warrant[1]
- PIPE includes non-dilutive downside protection to $6.50 per share via a share transfer from SPAC Sponsor and SatixFy Rollover Equity
- Downside protection measured based on average VWAP for the 30 consecutive trading days immediately preceding the date that is 60 days following registration of the shares
- Founders and existing shareholders to maintain ~54% pro-forma ownership and will receive subject to vesting based on share price performance. Not included in pro forma numbers.
- Business Combination (and related transactions) is assumed to result in $241mm to cash on the balance sheet under 0% redemption

Sources & Uses

Total Sources	*$ in mm*
SPAC Cash in Trust [2]	$201
PIPE Investment	29
SatixFy Rollover Equity	368
Francisco Partners Term Loan	55
Francisco Partners Equity Fee	8
Total Sources	**$661**

Total Uses	*$ in mm*
SatixFy Rollover Equity [1]	$368
Cash to Balance Sheet / Primary Proceeds	241
Illustrative Fees & Expenses[3]	25
Francisco Partners Equity Fee	8
Existing Debt Repayment	19
Total Uses	**$661**

Pro Forma Capitalization and Ownership[4]

Pro Forma Capitalization ($mm except share price and share count)	
Share Price	$10.00
PF Shares Outstanding (mm)	61.6
Calculated Equity Value [9]	**$616**
Plus: Debt [5]	55
Less: Cash to Balance Sheet	(241)
Enterprise Value	**$430**



PIPE Fee agreement 0.4% (10)
Francisco Partners Equity 1.2% (8)
SPAC Public Shares 33.0%
PIPE Investor Shares 4.7%
SPAC Founder Shares 6.8% (7)
SatixFy Existing Shareholders 54.1% (6)

Note: The Company entered into a $75mm of committed equity facility with Cantor on March 8, 2022, which will be available following the closing of the Business Combination.

1. Warrants are 5 years, $11.50 strike price (pari passu with and having the same terms as the detachable Redeemable Warrants from the IPO Units). 2. Assumes ***0% redemption*** *by SPAC shareholders 3. Transaction fees and expenses for both SPAC and Company, including the $55mm term loan from Francisco Partners, deferred underwriting fee, PIPE fee and advisory/legal/other fees. 4. Excludes public and private placement SPAC warrants. 5. $55mm FP debt repaid $19mm of existing debt. 6. Ownership percentage is calculated on a fully diluted basis (including vested and unvested warrants and equity options utilizing the treasury stock method). Excludes 27mm in price adjustment shares and the New Equity Incentive Plan. 7. Includes all outstanding SPAC Class B Ordinary Shares and excludes 0.5mm price adjustment shares to be issued to the Sponsor that may vest upon achievement of share price performance targets as described herein. 8. ~0.8 million of shares issued to Francisco Partners at the time of the FP term loan as equity fee for funding of the loans. 9. Calculated for the purpose of presentation as share price multiplied by PF shares outstanding. 10. Represents 225,000 shares to be issued to Cantor Ftizgerald & Co. for its services as placement agent in connection with the PIPE Investment.*

29

Compelling Financials

1 Rapid Revenue Growth

(Revenue, $ in mm)



Aero (IFC)
Terminals & Gateways
Chips
Satellite Payloads
2021A–2026E CAGR: 69%
% CAGR
NM
102%
40%
92%
$10
$36
$80
$158
301
2022E
2023E
2024E
2025E
2026E
% Growth
(53%)
242%
125%
97%
91%

2 Revenue Visibility

(Revenue, $ in mm)



Signed
In active discussion
High near-term revenue visibility driven by $125mm+ revenue from contracts that are signed or in active discussions(1)
$10
$36
$80
2022E
2023E
2024E

3 Ramping EBITDA Margins (2)

(Adjusted EBITDA, $ in mm)



($20)
($6)
$15
$42
$93
2022E
2023E
2024E
2025E
2026E
% Margin
(192%)
(16.6%)
18%
27%
31%

4 Strong Free Cash Flow Generation (3)

(EBITDA – Capex, $ in mm)



($21)
($7)
$14
$41
$92
2022E
2023E
2024E
2025E
2026E
% Margin
NM
NM
17%
26%
30%

Sources: SatixFy financials based on company provided model.
(1) $125mm of contract signed or in active discussions through 2024.
(2) Projected Adjusted EBITDA is calculated as net income or loss before financial income, financial expense, tax (if any), depreciation and amortization, stock-based compensation, transaction costs and other items that are non-recurring or are not core costs of its business.
(3) Projected Free Cash Flow is calculated as projected Adjusted EBITDA minus projected capital expenditures.

30

Thank You September 2022 31